Exhibit 99.1

News Release #28/2012
2012-06-04

Baja Provides Guidance On Shareholder Meeting Resolutions

Vancouver, June 04, 2012 – Baja Mining Corp. (“Baja”) (TSX:BAJ - OTCQX: BAJFF) today provided additional information regarding two items of special business to be considered at the upcoming annual and special general meeting of shareholders to be held on June 21, 2012.

At the Shareholders’ Meeting, Baja’s shareholders are being asked to approve:

1.	Amendments to Baja’s Shareholder Rights Plan to permit security issuances until December 31, 2012 without triggering the application of the SRP; and

2.	The alteration of its Articles to authorize an unlimited number of a new class of Preferred Shares, issuable in series.

Finding a financial solution to address the Boleo Project cost overruns announced on April 23, 2012 is a momentous challenge for Baja. Failure to find a solution quickly could result in costly delays to the Boleo Project. Moreover, failure to find a solution could result in the insolvency of Baja and its 70% owned Mexican subsidiary.

These two initiatives are being requested to provide Baja’s Board with more options as it works against the clock to identify an effective solution for funding its 70% of the shortfall with the least possible dilution. There are currently no firm financing proposals. It is important that Baja’s Board have as much flexibility as possible as sources of new money are canvassed.

The Board has formed a Special Committee comprised of directors independent of management and Mount Kellett to consider financing alternatives which involve or could impact Mount Kellett. The Special Committee’s mandate is to act in the best interest of all shareholders of Baja. The Committee is advised by independent legal counsel and has retained BMO Capital Markets to assist it.

The Board of Baja believes that it is in the best interests of all shareholders to support its efforts to meet Baja’s challenges. Shareholders are urged to vote in favour of these resolutions to provide the Board with additional tools to enhance the chances of finding new money to cover the Boleo cost overruns.

For further information please contact Baja’s Interim CEO Tom Ogryzlo at 604-685-2323 or via email info@bajamining.com.

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